Exhibit 99.1

Neta Eshed General Counsel Metalink Ltd. Tel: 972-77-4495900 Fax: 972-77-4495901 Neta@Mtlk.com

METALINK REPORTS FIRST QUARTER 2011 RESULTS

GEALYA, ISRAEL, September 15, 2011 - Metalink Ltd. (NASDAQ: MTLK), today announced its unaudited financial results for the first quarter of 2011 ended March 31, 2011.

FINANCIAL RESULTS

Financial Highlights for the First Quarter of 2011: Revenues for the first quarter of 2011 were $99 thousands compared to $50 thousands for the first quarter of 2010; the revenues are only from Metalink's continuing operation, the legacy DSL sales. Net profit for the period from continuing operation was $28 thousands, or $0.01 per share, compared to net loss of $(484) thousands, or $(0.18) per share, for the first quarter of 2010.

Cash Status: Metalink’s cash, cash equivalents, as of March 31, 2011 were $4.58 million.

ABOUT METALINK

Metalink shares trade on Nasdaq under the symbol “MTLK”. For more information, please visit our website at http;//www.MTLK.com.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(Unaudited)
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	$4,584	$4,357
Trade accounts receivable	-	92
Other receivables	-	266
Government institutions	64	66
Prepaid expenses	71	8
Advance to supplier	175	175
Inventories	140	37
Total current assets	5,035	5,001

Property and equipment, net	74	79
Total assets	$5,109	$5,080

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$236	$102
Other payables and current liabilities	439	576
Total current liabilities	675	678

Accrued severance pay	279	275

Shareholders' equity
Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding – 2,780,707 shares as of March 31, 2011 and December 31, 2010)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(144,861)	(144,889)
	14,040	14,012

Treasury stock, at cost; 89,850 as of
March 31, 2011 and December 31, 2010	(9,885)	(9,885)
Total shareholders' equity	4,155	4,127
Total liabilities and shareholders' equity	$5,109	$5,080

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
	(in thousands, except share and per share data)
Revenues	$99	$50

Cost of revenues	5	-

Gross profit	94	50

General and administrative	76	434

Operating profit (loss)	18	(384)

Financial income (expenses), net	10	(100)

Net profit (loss) from continuing operation	$28	$(484)

Discontinued operation
Operating loss from discontinued operation	-	(218)
Capital gain from sale of discontinued operation	-	6,907
Net profit (loss) from Discontinued operation	$-	$6,689

Net profit (loss)	$28	$6,205

Per share data-

Basic and Diluted earnings (loss) from continuing operations	$0.01	$(0.18)

Basic and Diluted earnings from discontinued operations	$-	$2.49

Basic and Diluted earnings per share	$0.01	$2.31

Shares used in computing earnings (loss) per ordinary share:
Basic and Diluted	2,780,707	2,690,373